13025302

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fred Alger & Company, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Park Avenue South
(No. and Street)

New York (City) NY (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Kincel (201) 547-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154-0102 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 05 2013
03 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 6/5/13

OATH OR AFFIRMATION

I, Robert L. Kincel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fred Alger & Company, Incorporated, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARBARA C. MARTIN-HART
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires July 21, 2013

ALGER

Fred Alger & Company, Incorporated
360 Park Avenue South
New York, NY 10010

June 4, 2013

Securities & Exchange Commission
100 F Street NE
Washington, DC 20549
Mailstop 8031 – Carlton Middleton

Dear Mr. Middleton:

As requested, I have enclosed a copy of our audited statement of financial condition prepared as of December 31, 2012. It is my understanding that this report is to be made available to the public.

Please feel free to contact me if you need anything else.

Sincerely,

Robert L. Kincel
Chief Financial Officer

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Fred Alger & Company, Incorporated:

We have audited the accompanying consolidated statement of financial condition of Fred Alger & Company, Incorporated and its Subsidiary as of December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly in all material respects, the financial position of Fred Alger & Company, Incorporated and its Subsidiary as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2013

FRED ALGER & COMPANY, INCORPORATED AND SUBSIDIARY

Consolidated Statement of Financial Condition

As of December 31, 2012

Assets		
Cash	$	19,130,663
Due from broker		393,985
Management fees receivable		13,543,478
Receivable from mutual funds (note 6b)		4,888,914
Financial instruments owned, at fair value (note 5)		85,620,455
Due from affiliate		18,343
Current taxes receivable (note 10)		33,912
Prepaid expenses and other assets (note 6c)		3,805,215
Deposits with clearing organizations		1,430,615
Property and equipment, net (note 7)		8,766,696
Total Assets	$	**137,632,276**
Liabilities and Equity		
Liabilities:		
Accrued expenses and other liabilities (notes 8 and 11)	$	26,286,065
Financial instruments sold, not yet purchased (note 5)		401,109
Due to broker		341,980
Due to Parent		1,373,383
Net deferred tax liability (note 10)		4,140,845
Total liabilities		**32,543,382**
Commitments and Contingencies (notes 12 and 13)		
Stockholder's equity:		
11% Series A cumulative preferred stock $100 par value – 5,000 shares authorized; 1,370 shares issued and no shares outstanding		137,000
Voting common stock, $0.10 par value – 1,000 shares authorized; 113.027 shares issued;105.725 shares outstanding		11
Nonvoting common stock, $0.10 par value – 1,000 shares authorized and no shares issued or outstanding		—
Additional paid-in capital		89,208,433
Retained earnings		15,909,516
Less treasury stock, at cost: 7.302 shares voting common stock and 1,370 Series A shares cumulative preferred stock		(166,066)
Total stockholder's equity		**105,088,894**
	$	**137,632,276**

See accompanying notes to consolidated financial statements.

(1) Organization and Principles of Consolidation

Fred Alger & Company, Incorporated (Company) is a wholly owned subsidiary of Alger Associates, Inc. (Parent). The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, Fred Alger Management, Inc. (FAM). Significant intercompany balances and transactions have been eliminated in consolidation.

(2) Business

The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) under the Securities and Exchange Act of 1934, and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). FAM is an investment adviser registered under the Investment Advisers Act of 1940. The Company acts as the principal underwriter of several mutual funds sponsored by FAM (Alger mutual funds) and effects transactions principally for the customers of FAM. The Company clears trades on a fully disclosed basis with a third party service provider.

(3) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than ninety days at acquisition, as cash and cash equivalents. All cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company does not hold any cash equivalents at December 31, 2012.

(c) Valuation of Financial Instruments

Investments in financial instruments and financial instruments sold, not yet purchased are measured at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models.

The Company follows ASC 820, *Fair Value Measurements*, which establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Classification within the hierarchy is based upon the lowest level of input that is significant to the

fair value measurement. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical assets or liabilities traded in nonactive markets (i.e., dealer or broker markets); and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

The following are types of financial instruments the Company held as of December 31, 2012:

Preferred Stocks

The Company owns one preferred stock with the fair value based on quoted prices in an active market. The security, however, is included in Level 2 of the fair value hierarchy due to the fact that it is not actively traded.

Corporate Bonds

The fair value of corporate bonds are valued based on available market quotations received from an independent pricing service which may utilize both transaction data and market information such as yield, prices of securities of comparable quality, coupon rate, maturity, type of issue, trading characteristics and other market data. As this information is obtained from information observable to the market these investments are included in Level 2.

Money Market Funds

The Company owns investments in several money market funds that are valued based on readily available and observable net asset values. These investments are included in Level 1 of the fair value hierarchy.

Mutual Funds

The Company owns investments in various Alger mutual funds that are valued based on readily available and observable net asset values. These investments are included in Level 1 of the fair value hierarchy.

Exchange-Traded Equity Securities

The Company owns positions in various common stocks of publicly traded companies. These securities are generally valued using the last sales price or official closing price taken from the primary market in which each security trades. As such, these investments are included in Level 1 of the fair value hierarchy.

Financial Instruments Sold, Not Yet Purchased

The Company has sold financial instruments that it does not own and will, therefore, be obligated to purchase such financial instruments at a future date. In conjunction with transactions of this type, the Company will typically provide collateral to the counterparty until such time as the transaction is fully settled. A gain limited to the price at which the Company sold the security short, or a loss, unlimited in amount, will be recognized upon the termination of a short sale. The Company has recorded this obligation in the consolidated financial statements at the year-end fair value of the financial instruments. There is an element of market risk in that, if the financial instruments sold short increase in value, it will be necessary to purchase the financial instruments sold short at a cost in excess of the obligation reflected in the consolidated statement of financial condition. These investments consist of exchange traded securities and are included in Level 1 of the fair value hierarchy.

(d) Securities Transactions

The Company records security transactions on trade date. The Company has the ability to purchase securities on margin which resulted in an amount recorded in Due to brokers at December 31, 2012.

(e) Commitments and Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance sheet risk. These financial instruments include financial instruments sold, not yet purchased.

The Company's financial instruments are subject to the following:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Credit Risk

Credit risk represents the risk that the Company would incur if its counterparties failed to perform pursuant to the terms of their agreements with the Company.

The Company has agreements with various brokerage firms to carry its accounts as a customer. The brokers have custody of the Company's investments and, from time to time, cash balances which may be due from these brokers.

Liquidity Risk

Liquidity risk represents the possibility that the Company may not be able to rapidly adjust the size of its positions in times of high volatility and financial stress at a reasonable price.

Interest Rate Risk

Interest rate risk represents a change in interest rates, which could result in an adverse change in the fair value of an interest-bearing financial instrument.

Political Risk

The Company is exposed to political risk to the extent that FAM, on its behalf and subject to its investment guidelines, trades securities that are listed on various U.S. and foreign exchanges and markets. The governments in any of these jurisdictions could impose restrictions, regulations or other measures, which may have a material adverse impact on the Company's investment strategy.

(f) Management and Sub-Advisory Fees

Management fees and sub-advisory fees are paid to FAM for advisory services provided to its customers. Such fees are generally received monthly and quarterly, but are recognized as earned based on the terms of the customer agreements.

Among FAM's customers are five registered investment companies (Alger mutual funds):

- The Alger Funds
- The Alger Portfolios
- The Alger Funds II
- The Alger China – U.S. Growth Fund
- The Alger Institutional Funds

FAM is the also the investment adviser to the Alger SICAV, a collective investment undertaking available for sale to non-U.S. citizens in certain European countries.

(g) Mutual Fund Fees

Mutual Fund fees are earned by the Company and FAM for distribution, administrative and oversight services performed for the Alger mutual funds and Alger SICAV. Fees earned for distribution are collected pursuant to distribution plans operating under Rule 12b-1 of the Investment Company Act of 1940 (12b-1 Plans).

(h) Distribution Fees and Revenue Sharing Fees

The Company, in its capacity as underwriter for the Alger funds, pays fees to third party dealers who sell the funds to their customers. To the extent the fees paid do not exceed amounts collected from the Alger funds pursuant to 12b-1 Plans, they are incurred by the Company. To the extent these fees exceed amounts collected pursuant to 12b-1 Plans, they are incurred by FAM.

(i) Depreciation and Amortization

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation relating to these assets is provided for primarily by the straight-line method over their estimated useful lives, ranging from 5 to 10 years. Leasehold improvements are amortized by the straight-line method over the lesser of their economic useful lives or the terms of the related leases.

(j) Deferred Rent

In accordance with ASC 840, the Company has long-term operating leases that include escalating lease payments for which rent expense is recorded ratably over the noncancelable base lease period. Deferred rent represents the difference between rent on a straight-line basis compared to the annual rent payable.

(k) Income Taxes

Beginning with its 2008 taxable year, the Company and its shareholders elected to be treated as an S Corporation under the Internal Revenue Code for purposes of filing Federal income tax returns. As an S Corporation, the Company generally will not have to pay corporate-level income taxes but instead any income or loss will be included in the individual shareholder's tax returns. For most of the state or local jurisdictions in which it files tax returns, the Company did not elect to be treated as an S Corporation. Income taxes relating to those states are incurred at the corporate level.

Prior to its 2008 tax year, the Company was taxed as a C corporation. A corporation that converts to taxation as an S Corporation may hold assets (including intangible assets not reflected on the balance sheet, such as goodwill) with "built-in gains," which are assets whose fair market value as of the effective date of the election exceeds their tax basis.

In general, a corporation that converts to taxation as an S Corporation must pay corporate level tax on any of the net built-in gains it recognizes during the 10-year period beginning on the effective date of its election to be treated as an S Corporation. At October 31, 2007, the Company's effective

date of election, the Company had built-in gains of $37,935,000 relating primarily to unrealized gains on its investments. The remaining unrealized built-in gains as of December 31, 2012 amounted to approximately $14,012,757. It is possible that the Company will realize a substantial amount of these built-in gains over the 10-year period which will result in Federal income taxes being due.

Income taxes are accounted for using the asset and liability method (ASC 740). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax-basis carrying amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enactment date occurs.

The Company files its Federal and certain state tax returns as a member of a consolidated group but accounts for its tax expense on a separate company basis reflecting its proportionate share of the tax asset or liability as if it were filing on its own. Any amounts due which pertain to tax returns filed on a consolidated basis are payable to the Parent.

In the preparation of income tax returns, tax positions are taken based on interpretation of Federal, State and local income tax laws for which the outcome is uncertain. Management has analyzed the Company's tax position taken on Federal, state, and local income tax returns for all open years and has recorded a provision at December 31, 2012 of $198,738 (of which $21,833 represents potential interest and penalties) in connection with such tax positions in the Company's consolidated financial statements. This provision is included in income tax expense on the Consolidated Statement of Income. Uncertainty in income taxes (ASC 740-10) is accounted for by recognizing in the consolidated financial statements the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. Management considers the facts and circumstances available as of the reporting date in order to determine the appropriate tax benefit to recognize including tax legislation and statutes, legislative intent, regulations, rulings and case law. Differences could exist between the ultimate outcome of the examination of a tax position and management's estimate. It is not expected that these differences will have a material impact on the financial statements.

(4) New Pronouncements

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-11 regarding "Disclosures about Offsetting Assets and Liabilities." The amendments, which will be effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods, require an entity to disclose information about offsetting and related arrangements for assets and liabilities, financial instruments and derivatives that are either currently offset in accordance with current requirements or are subject to enforceable master netting arrangements or similar agreements. At this time, management is

evaluating the implications of ASU No. 2011-11 and its impact on the financial statements has not yet been determined.

(5) Financial Instruments at Fair Value

The following presents the Company's financial instruments' fair value hierarchy as of December 31, 2012:

Assets		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance
Financial instruments owned:					
Preferred stocks	$	—	1,038,800	—	**1,038,800**
Corporate bonds		—	5,211,418	—	**5,211,418**
Mutual funds		55,026,514	—	—	**55,026,514**
Money market funds		19,206,605	—	—	**19,206,605**
Exchange-traded equity securities		5,137,118	—	—	**5,137,118**
Total Financial Instruments Owned	$	**79,370,237**	**6,250,218**	—	**85,620,455**
Financial instruments sold, not yet purchased:					
Exchange-traded equity securities	$	401,109	—	—	**401,109**
Total Financial Instruments Owned, not yet purchased	$	**401,109**	—	—	**401,109**

There were no level 3 investments held during the year.

(6) Related Party Transactions

(a) Directors and Officers

Certain employees of the Company and FAM are officers of the Mutual Funds.

(b) Revenue Transactions

FAM provides advisory services to the Alger mutual funds, for which it earns management fees. FAM also provides advisory services directly to the Alger SICAV Funds. Amounts receivable relating to these fees are included in Management fees receivable on the Consolidated Statement of Financial Condition.

FAM provides certain administration services to the Alger mutual funds for which it receives fund administration fees and shareholder administration fees. FAC earns fees from the Alger mutual funds and Alger SICAV Funds pursuant to distribution plans operating under Rule 12b-1 of the Investment Company Act of 1940. Amounts receivable relating to these fees are included in receivable from Mutual Funds on the Consolidated Statement of Financial Condition.

The Alger mutual funds and Alger SICAV Funds also pay the Company brokerage commissions in connection with securities transactions. Amounts receivable relating to these fees are included in Prepaid expenses and other assets on the Consolidated Statement of Financial Condition.

Certain expenses incurred by Alger mutual funds in excess of stated expense limits were reimbursed by FAM.

A summary of receivables from related parties as of that December 31, 2012 are as follows:

	Amounts receivable at December 31, 2012		
	FAC	FAM	Total
Management and sub-advisory fees:			
Management fees	$ —	7,650,094	7,650,094
Total management and sub-advisory fees	—	7,650,094	7,650,094
Mutual fund fees:			
12b-1 and shareholder servicing fees	2,388,108	—	2,388,108
Sub-T/A fees	2,166,898	—	2,166,898
Fund administration fees	—	228,802	228,802
Shareholder administration fees	—	105,106	105,106
Total mutual fund fees	4,555,006	333,908	4,888,914
Commission fees:			
Brokerage commissions	—	—	—
Total related party income/ receivables	$ 4,555,006	7,984,002	12,539,008

(c) Mortgage Receivable

At December 31, 2012, included in Prepaid expenses and other assets, FAM has a mortgage loan receivable from an officer of the Company in the amount of $1,100,000. The loan bears interest at a rate of .88% and is due August 31, 2021. The loan is secured by residential real estate.

(7) Property and Equipment, Net

	Useful lives		Amount
Leasehold improvements	10 years	$	6,901,107
Furniture and fixtures	7 years		2,539,768
Office machines	5 years		1,811,967
Computer software	5 years		5,086,514
Automobile	5 years		106,328
			16,445,684
Less accumulated depreciation and amortization			(7,678,988)
		$	8,766,696

(8) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following at December 31, 2012:

Deferred compensation plan payable	$	11,521,355
Accrued distribution fees		10,043,332
Other		4,721,378
Total accrued expenses and other liabilities	$	26,286,065

(9) Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had regulatory net capital of $67,812,533 and a regulatory net capital requirement of $640,260. The Company's ratio of aggregate indebtedness to regulatory net capital ratio was 0.14 to 1.

(10) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Management believes that it is more likely than not that the deferred tax asset will be realized and therefore no valuation allowance has been recorded. Significant components of the Company's deferred tax assets and deferred tax liabilities as of December 31, 2012 are as follows:

Deferred tax assets:		
Deferred compensation	$	876,559
Other		621,242
Total deferred tax assets		1,497,801
Less valuation allowance		—
Net deferred tax assets		1,497,801
Deferred tax liabilities:		
Built-in gains		(4,904,465)
Unrealized gains		(734,181)
Total deferred tax liabilities		(5,638,646)
Net deferred tax liability	$	(4,140,845)

Generally, tax years 2009 to present are open for examination by federal, state, and local tax authorities. There is an ongoing examination by New York State with respect to the 2007 through 2010 tax years. In connection with that examination, the statute of limitations for the 2007 and 2008 tax years have been extended and are still currently open to examination.

(11) Pension and Profit Sharing Plans

(a) 401(k) Plan

The Company also sponsors a contributory 401(k) plan. This plan includes all officers and full-time employees. The Company makes matching contributions equal to 100% of the participant's compensation contributed as pre-tax contributions subject to a maximum amount of $10,000 for each participant. The Company's practice is to fund its obligation under the plan currently.

(b) Deferred Compensation Plans

The Parent maintains three nonqualified deferred compensation plans (the Plans) for certain employees of the Company and FAM.

As more fully described in the Alger Associates, Inc. Incentive Plan, as amended and restated August 31, 2009 (Incentive Plan), and the individual Award Agreements, the Parent may issue an award which is credited to the participant's "award account" and vests after four years. Pursuant to the Incentive Plan, the award accounts are credited or debited with gains or losses based upon changes in values of notional investments in certain Alger mutual funds elected by the plan participant. The participant is also eligible for a matching contribution from the Parent of up to 175% of the original award. Both the vesting percentage attributable to the awards and the level of matching contributions are based on growth in the consolidated pre-tax net operating income of the

Parent and its subsidiaries, as defined by the plan, and which may be adjusted by management according to the terms of the Incentive Plan. As of December 31, 2012, $8,109,778 is reflected in accrued expenses and other liabilities.

In December 2009, the Parent adopted the Alger Associates, Inc. Equity Plan (Equity Plan). Under the terms of the Equity Plan, a portion of eligible participant's annual bonus compensation is converted into Alger Equity Units (Units). Such Units participate in any dividend declared by the Parent on a notional basis as well as future appreciation or depreciation of the book value of the Parent, as more fully described in the Equity Plan. Any award issued under the Equity Plan vests equally over four years. A portion of the value of the participant's awards may be paid after seven years (if so elected by the recipient of the award) subject to certain further allowable deferral elections. If such deferral option is not elected, the entire value of the award will be paid on the earlier of a "termination of employment" or a "change in control" as such terms are defined in the Equity Plan. As of December 31, 2012, $3,171,613 is reflected in accrued expenses and other liabilities.

In April 2010, the Parent adopted a "Phantom Equity Grant Agreement" (Agreement), which granted phantom ownership of 5% of the combined fair market value of the Parent and its subsidiaries, as defined in the Agreement, to the Chief Executive Officer (the CEO) of the Parent. Under the terms of the Agreement, the CEO participates in any dividend declared or distribution made by the Parent on a notional basis as well as future appreciation or depreciation of the fair market value of the Parent, as more fully described in the Agreement. The phantom equity granted under this agreement is fully vested. The value of the phantom equity will be paid on the earlier of a "separation from service" or a "change in control" as such terms are defined in the Agreement. As of December 31, 2012 $9,067,000 is reflected in additional paid-in capital.

The Plans are intended to qualify under Section 409A of the Internal Revenue Code, which allows, among other things, for the participant to defer tax recognition until such time as the award is distributed to the participant.

(12) Commitments

The Company and FAM lease office space under noncancelable lease agreements expiring through 2021.

Minimum annual rental payments approximate:

Year ending December 31:		
2013	$	2,953,537
2014		2,953,264
2015		2,680,191
2016		2,724,303
2017		2,930,601
Thereafter		12,449,622
	$	26,691,518

Office leases contain provisions for escalation based upon certain increases in costs incurred by the lessor.

(13) Litigation

On August 31, 2005, the West Virginia Securities Commissioner (the WVSC), in an ex parte Summary Order to Cease and Desist and Notice of Right to Hearing, concluded that the Company and FAM had violated the West Virginia Uniform Securities Act (the WVUSA), and ordered the Company and FAM to cease and desist from further violations of the WVUSA by engaging in the market-timing-related conduct described in the order. The ex parte order provided notice of their right to a hearing with respect to the violations of law asserted by the WVSC. Other firms unaffiliated with the Company were served with similar orders. The Company and FAM intend to request a hearing for the purpose of seeking to vacate or modify the order.

At this stage in the proceedings, it is not possible to assess with any reasonable certainty the probable outcomes of the pending litigations. Consequently, at this time, management is unable to estimate the possible loss that may result.

(14) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments to the financial statements resulting from subsequent events through February 28, 2013, the date the financial statements were available to be issued. As a result of this evaluation, the Company found no subsequent events that necessitated disclosures and/or adjustments to the financial statements.

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Fred Alger & Company, Incorporated:

In planning and performing our audit of the consolidated financial statements of Fred Alger & Company, Incorporated and Subsidary (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013